

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc
33 Irving Place
New York, NY 10003

Re: Bit Digital, Inc
Amendment No. 3 to
Registration Statement on Form F-3
Filed November 22, 2021
File No. 333-260241

Dear Mr. Bullett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-3

Digital Asset Transactions, page 8

1. Refer to your response to comment 1. Please disclose the specific stablecoins you plan to hold as well as the other types of digital assets you plan to hold in the future, regardless of the amount of any such digital assets. In this regard, we note your disclosure here that "[o]ther than bitcoin, stablecoins, WBTC tokens and ETH, we have no plans to hold material amounts of any other types of digital assets in the future." In addition, please disclose whether you plan to hold material amounts of stablecoins, WBTC tokens and ETH, and, if so, please state the reason for holding material amounts of WBTC, stablecoins and WBTC tokens.

Risk Factors
Bitcoin-Related Risks
A particular digital asset's status as a "security" in any relevant jurisdiction, page 39

2.   Refer to your response to comment 3. We note your disclosure that "[s]tablecoins today are backed by fiat currency, such as the U.S. dollar." Please note that there is no accepted definition of "stablecoin" and not all are backed by fiat currency. Please remove this term throughout and specifically identify the digital assets you intend to hold.

        Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-366 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Elliot H. Lutzker, Esq.